3-31-02

SEC file number 0-21782

02030337

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

RECEIVED APR 03 2002

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2002

FLETCHER CHALLENGE FORESTS LIMITED

(Translation of Registrant's Name Into English)

PROCESSED APR 15 2002 THOMSON FINANCIAL

8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _A_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _A

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Forms F-3 (Nos. 333- 6526, 333- 8932 and 333- 12726) and S-8 (File No. 33- 97728) of Fletcher Challenge Forests Limited and certain of its subsidiaries and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLETCHER CHALLENGE FORESTS LIMITED

Date 22 March 2002

ASSISTANT COMPANY SECRETARY

PP P M GILLARD
SECRETARY

FLETCHER CHALLENGE FORESTS

NEWS RELEASE

STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).

LEGAL CLAIMS SETTLED

AUCKLAND, 22 March 2001 – The legal proceedings sought by Fletcher Challenge Limited (now Fletcher Challenge Forests Limited) against Mr Paul Hyslop and others have been settled.

The proceedings arose out of an inadvertent release by Fletcher Challenge in April 1999 of a draft announcement of a proposed merger of Fletcher Challenge Paper and Fletcher Challenge Canada.

The defendants denied liability for the claim, but agreed to settle the proceedings by making an ex gratia payment to Fletcher Challenge of $75,000. Under this settlement the defendants have accounted for all of the profits made on the transactions and made a contribution towards Fletcher Challenge's costs.

The High Court has made directions confirming the parties' proposal that half of the settlement amount will be held in trust for six months from 22 February 2002, the date of the settlement agreement. These funds will be available for distribution to any former Fletcher Challenge Paper shareholders who can satisfy the Court that they have a claim in respect of the share transactions involved in the proceedings.

All parties are pleased that this matter has been resolved.

Ends

To:	BUSINESS EDITOR	From:	Paul Gillard Company Secretary FLETCHER CHALLENGE FORESTS
Fax:	AUTO	Telephone: Mobile: Fax:	64-9-571 9846 0274 320 310 64-9-571 9872

Please Note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the sender immediately on telephone 64-9-571 9814.

Fletcher Challenge Forests owns or manages almost 300,000 hectares of fast growing environmentally certified forest, and ten sawmilling and re-manufacturing facilities, all in the Central North Island of New Zealand. Fletcher Challenge Forests markets solid wood products to all major markets in the Pacific Rim and North America. Further information on Fletcher Challenge Forests can be found at the Fletcher Challenge Forests web site, at http://www.fcf.co.nz.